

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2012

Via E-mail
Mr. Timothy J. FitzGerald
Vice President and Chief Financial Officer
The Middleby Corporation
1400 Toastmaster Drive
Elgin, IL 60120

> **RE: The Middleby Corporation**
> **Item 4.01 Form 8-K**
> **Filed May 16, 2012**
> **File No. 1-9973**

Dear Mr. FitzGerald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. You currently disclose that during the fiscal years ended January 1, 2011 and December 31, 2011 and the subsequent interim period through March 31, 2012, there were no reportable events or disagreements with the former accountant. The disclosure should state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of dismissal there were any reportable events or disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. As such, please amend your Form 8-K to also disclose whether there were any reportable events or disagreements with the former accountant through May 10, 2012, the date of dismissal. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

2. You currently disclose that during the fiscal years ended January 1, 2011 and December 31, 2011 and the subsequent interim period through March 31, 2012, you did not consult with your new accountant. Please amend your Form 8-K to state, if true, that you did not consult with your new accountant during the fiscal years ended January 1, 2011 and December 31, 2011 and through the date of engagement of your new accountant, which is May 10, 2012. Refer to Item 304(a)(2) of Regulation S-K.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3866 with any questions.

Sincerely,

/s/ Jeffrey Gordon

Jeffrey Gordon
Staff Accountant